SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **September 10, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. **Reporting Issuer**

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. **Date of Material Change**

September 10, 2002

Item 3. **Press Release**

September 10, 2002, Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Horsepower2 (HP2) Launches Major New China / Taiwan Campaign and Malaysian web cafes join HP2 team.

Item 5. **Full Description of Material Change**

HORSEPOWER2 (HP2) LAUNCHES MAJOR NEW CHINA / TAIWAN CAMPAIGN

Vancouver, BC: SEPTEMBER 10, 2002 ~ Sungold Entertainment Corp. (OTCBB: SGGNF, Frankfurt: WKN 608164) Sungold Entertainment Corp. (SGGNF: BB) announces an unprecedented HP2 marketing campaign focusing on the China and Taiwan markets will be launched September 15th 2002. The Horsepower2 technical team has completed four months of preparation to launch this campaign, which will reach over 20 million players online, primarily in China and Taiwan. Agreements for intensive online and offline promotion of the www.horsepower2 world jackpot pool are now in place. China is a particularly exciting market for the HP2 jackpot pool and Sungold Entertainment Corp. In 2001 China reported 35 million Internet users, 60 million mobile phone users and over 60 million people investing in the stock markets.

MALAYSIAN WEB CAFÉS JOIN HP2 TEAM

Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") has reached an agreement with the Redmond Group of Malaysia to introduce the HP2 world jackpot to their web cafés. The Redmond Group includes; Redmond Communication Network, Komkas Cyber Cafes and the popular Hot and Happening Club. Redmond views the HP2 world jackpot as a dynamic new value added feature for their franchisees.

HBN is a wholly owned subsidiary of Sungold Entertainment Corp. trading as SGGNF (OTCBB). www.horsepower2.com is a real time world jackpot pool based on a completely random, equal chance, virtual horserace, run online every 90 seconds. The HBN corporate mission is to establish www.horsepower2.com as the leading jackpot pool worldwide.

For more information or to be updated on future corporate news, please contact:
Stephan Horvath, Shareholder Relations
Sungold Entertainment Corp.
888 669 9580
email: investor_relations@sungoldent.com

This news release contains forward-looking statements regarding projected revenues and corporate developments. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties such as risk associated with international markets, financing conditions and international currency fluctuations. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officer

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

September 10, 2002
Date

(signature)

Anne Kennedy
Name of Signatory

Director / Secretary
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended September 10, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: September 10, 2002

By:* [signature]
ANNE KENNEDY- DIRECTOR

*Print name and title under the signature of the signing officer